August 26, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Chris Edwards

Joe McCann

Re:	Cidara Therapeutics, Inc.

Form 10-K for the period ended December 31, 2024

Filed March 6, 2025

File No. 001-36912

Dear Chris Edwards and Joe McCann:

We are writing in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 13, 2025 with respect to the above-referenced filing of Cidara Therapeutics, Inc. (the “Company”). For your convenience, we have repeated the Staff’s comments before the Company’s responses below.

Annual Report on Form 10-K

Cloudbreak Oncology Pipeline, page 9

1.

Please revise the pipeline table in future filings both here and on page 64 to add an additional column for Phase 3 of clinical testing and further revise the table so that there are no more than two preclinical columns. We also note that you have included rows in your pipeline table for the PD-1/CD73 and CCR5 programs, which are minimally discussed in the annual report and for which you have yet to identify a product candidate. In future filings, as applicable, please revise to remove these programs from the table. Alternatively, please provide us with an analysis explaining why each of these programs should be highlighted in your pipeline table.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that in future filings, it will revise the pipeline table to add an additional column for Phase 3 of clinical testing and will further revise the table so that there are no more than two preclinical columns.

The Company further respectfully advises the Staff that the Company believes that each of the PD-1/CD73 and CCR5 programs should continue to be highlighted in the pipeline table in future filings as both programs are important aspects of the Company’s preclinical Cloudbreak platform, demonstrating how the Company has begun to successfully expand the Cloudbreak platform beyond infectious disease. These programs hold significant potential, both for additional development by the Company and with respect to potential business development opportunities with third parties. Our lead asset, CD388, was also derived from this platform and its recent clinical success provides an example of the potential for programs developed with this novel platform technology. Further, in June 2025 and following the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, the Company completed an underwritten public offering of its common stock in which total net proceeds were

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 26, 2025

approximately $376.9 million, which has substantially improved the Company’s financial position and ability to potentially expand on its preclinical Cloudbreak programs. In addition, the Company confirms that in future filings, in connection with continuing to highlight each of the PD-1/CD73 and CCR5 programs in the pipeline table, the Company will include additional applicable disclosure regarding such programs in the text of such future filings.

Janssen License Agreement, page 13

2.	Please expand your disclosure of the license and technology transfer agreement with Janssen in future filings to describe the termination provisions.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that in future filings, it will expand the disclosure of the license and technology transfer agreement with Janssen to describe the termination provisions.

*****

The Company respectfully requests the Staff’s assistance in completing the review of the Company’s responses as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at (858) 752-6170.

Sincerely,

/s/ Frank Karbe
Frank Karbe
Chief Financial Officer
Cidara Therapeutics, Inc.

cc:	Jeffrey Stein, Ph.D.

President and Chief Executive Officer

Cidara Therapeutics, Inc.

Charles J. Bair, Esq.

Cooley LLP